Management's Discussion and Analysis

This discussion and analysis, dated April 23, 2004, of Stantec's operations and financial position should be read in conjunction with the Company's 2003 consolidated financial statements and related notes, as well as Management's Discussion and Analysis included in the 2003 Annual Report and the Report to Shareholders contained in the 2004 First Quarter Report. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "expects," "believes," "may," "will," "should," "estimates," "anticipates," or the negative thereof or other variations thereon. The Company cautions readers that, by their nature, forward-looking statements involve risk and uncertainties and that the Company's actual actions or results may differ materially.

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. The Company may refer to and use the terms "net revenue" and "gross margin" throughout its analysis. Net revenue is defined as gross revenue less subconsultant and other direct expenses. Gross margin is defined as net revenue less direct payroll costs.

OVERVIEW OF FIRST QUARTER 2004

The Company continues to use the same accounting policies and methods as those used in 2003. We announced our first acquisition for the year 2004 effective April 2. The results of The Sear-Brown Group, Inc. acquisition will be included in the second quarter of 2004.

KEY OPERATING RESULTS

The Company's key quarterly results are as follows:


                                                                   Quarter ended

(in thousands of dollars, except per share amounts)         March 31, 2004
-----------------------------------------------------      -----------------
Gross revenue                                              $         117,317
Net income                                                 $           5,658
EPS - basic                                                $            0.31
EPS - diluted                                              $            0.30

The following table summarizes the Company's key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results on a quarter-to-quarter basis:


                                                                                QUARTER ENDED MARCH 31
                                                                       -----------------------------------
                                                                          % OF NET REVENUE      % INCREASE
                                                                       ----------------------   ----------
                                                                                                  2004VS.

                                                                         2004            2003      2003
                                                                       ----------       -----   ----------
GROSS REVENUE                                                               113.3%      114.8%      8.2%
NET REVENUE                                                                 100.0%      100.0%      9.7%
Direct payroll costs                                                         45.9%       47.5%      5.9%
GROSS MARGIN                                                                 54.1%       52.5%     13.1%
Administrative and marketing expenses                                        42.3%       41.1%     12.8%
Depreciation of property and equipment                                        2.5%        2.4%     20.0%
Amortization of intangible assets                                             0.1%        0.3%    (46.1%)
Net interest expense                                                          0.7%        0.6%     10.3%
Foreign exchange losses                                                       0.0%        0.2%    (93.9%)
Share of income from associated companies                                     0.1%        0.5%    (71.3%)
INCOME BEFORE INCOME TAXES                                                    8.6%        8.4%     12.3%
Income taxes                                                                  3.1%        3.1%     11.3%
NET INCOME FOR THE PERIOD                                                     5.5%        5.3%     12.9%
                                                                       ----------
OUTSTANDING COMMON SHARES - AS AT MARCH 31, 2004                       18,464,818
OUTSTANDING COMMON SHARES - AS AT APRIL 23, 2004                       18,480,318
                                                                       ==========

GROSS REVENUE

Gross revenue for Q1 04 increased $8.9 million to $117.3 million from $108.4 million. Approximately $4.7 million of this increase was from the growth in revenue from acquisitions completed in 2002 and 2003, and $9.7 million was from existing operations. The impact of changes in foreign exchange rates on revenues earned by foreign subsidiaries accounted for a decrease of $5.5 million.

GROSS MARGIN

Gross margin as a percentage of net revenue was 54.1% for Q1 04, compared to 52.5% for Q1 03. We expect our annual gross margin in 2004 to be in the range of 52 to 54% of net revenues. Margins may fluctuate from quarter to quarter as a result of the mix of projects in progress during any quarter.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue were 42.3% for the first three months of 2004, compared to 41.1% for 2003 and to our annual expectation of between 39 and 41%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the quarter.

FINANCIAL CONDITION AND LIQUIDITY

During the first quarter of 2004, the net decrease in our cash was $14.5 million, compared to a decrease of $20.9 million in the first quarter of 2003. The lower payments made in the first quarter of 2004 for acquisitions and long-term debt repayments were offset by the additional funds used in operations. At year-end, as a result of our business information system implementation, we experienced a significant increase in our investment in costs and estimated earnings in excess of billings. During the first quarter of 2004, we were able to reduce our level of investment in this account (i.e., number of days' revenues) to 39 days compared to 52 days at December 31, 2003. This was accomplished by accelerating the pace of invoicing to clients, which in turn resulted in an increase in our investment in accounts receivable to 82 days from 67 days. We anticipate that the number of days invested in accounts receivable will decline as these accounts are collected. Our overall investment in these accounts continues to be significant, and as a result, we have extended the temporary increase in our revolving credit facility (from $20 million to $50 million) to the end of May 2004 (from February 28, 2004). We expect our combined level of investment in these two accounts to reduce over the next quarter and improve our cash flow from operations.